News Release
AMEX, TSX Symbol: NG

NovaGold Reports Results from Donlin Creek Drill Campaigns

December 18, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX: NG, TSX: NG) today released final drill results from the 2006 Donlin Creek infill drill program and the majority of results from the 2007 program. These results continue to indicate resource expansion potential beyond the 2006 Preliminary Economic Assessment pit limits, highlighting the district-scale potential of this world-class property. These drill results will be included in a resource update and a final feasibility study for the project, and are expected to convert a significant amount of the previously reported inferred resources to the measured and indicated category.

Highlights

  Results of 100% of 2006 and over 90% of 2007 drill programs now reviewed
  Drill holes average 67 meters of mineralization grading 3.61 g/t gold
  Continuity of in-pit inferred resources confirmed, with the expectation that a majority will convert to the measured and indicated categories
  Deposit open to expansion laterally and at depth

Over the next few weeks, technical teams from NovaGold and Barrick Gold Corporation will be working to assess the project’s manpower requirements and develop a detailed project schedule and work plan for mine planning activities. In addition, the teams will review the geologic and gold grade models in detail to prepare a new resource estimate for the project in the first half of 2008.

“Few ore bodies of this size and quality exist in the world,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold, “and these drill results further confirm the potential of the Donlin Creek project. We look forward to advancing this world-class gold project to production under our new 50/50 agreement with Barrick.”

Donlin Creek 2006–2007 Drill Results

Assay results from 2006 and 2007 continue to show excellent property-wide results with holes averaging 67 meters of mineralization grading 3.61 grams per tonne (g/t) gold. Over 82,000 meters of drilling was completed at Donlin Creek in 2006, with more than 70,000 meters drilled in 2007. A compilation of all the 2006 and 2007 drilling results received to date is available in the attached Appendix.

Drilling in 2006 and 2007 focused primarily on infill drilling to enable completion of a feasibility level study and initiation of the permitting process. Additional drilling was focused on geotechnical and metallurgical studies, engineering design work and facilities location. Some resource expansion drilling was also completed to further test areas of new mineralization down dip in the main Acma and Lewis deposits, as well as in the new East Acma discovery area that was originally drilled in mid-2006.

Drill hole DH-1144, which was drilled early last summer in the East Acma target area, intersected 198 meters of 3.65 g/t gold extending well beyond the current pit limit at depth and to the east of the main Acma deposit. The interval was particularly significant because it potentially represented the discovery of a new important structural intersection between the ore-hosting intrusive dikes and sills, similar to the settings that host the main Acma and Lewis deposits.

Follow-up drilling completed in 2007 revealed two of the best intersections ever drilled on the property. DH-1556 intersected a total of 299 meters grading 5.26 g/t gold, a grade thickness of over 1,500 gram-meters. In the same area, DH-1564 intersected a total of 308 meters grading 4.60 g/t gold, a grade thickness of over 1,400 gram-meters. These three intersections project beyond the current pit model boundaries and may represent potential to significantly expand the pit model to the southeast. This area remains open to further expansion laterally and at depth. The other major deposits at Donlin that host the majority of the resources also remain open to further expansion (see Map 1 and Figures 1 to 4).

Map 1, a grade thickness map of the 2006–2007 drilling, shows the property-wide success of the focused infill drilling undertaken at the property and demonstrates continued potential for resource expansion, particularly in the East Acma area. Holes with assay results still pending are shown as green triangles and historical drill holes are shown as small gray circles. Appendix 1 provides details of the drill holes shown in Map 1. Figures 1 to 4 are geologic sections showing the main Acma and Lewis area deposits and drill holes, highlighting the holes completed in 2006 and 2007. These cross sections, showing the pit outlines and intrusive boundaries, highlight that the deposits remain open to further expansion with additional drilling.

The 2006 and 2007 drill program and sampling protocol was managed by Barrick. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Barrick. Kevin Francis, P.Geo., Resource Manager for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of Barrick’s 2006 and 2007 drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. True widths in Lewis exceed 90% of the reported length and in Acma are thought to be equal to the reported length.

Drill Highlights

Lewis Area

  DC06-1182 with 6 mineralized intervals totaling 132 meters grading 4.04 g/t gold
  DC06-1282 with 8 mineralized intervals totaling 130 meters grading 3.90 g/t gold
  DC06-1284 with 12 mineralized intervals totaling 101 meters grading 5.07 g/t gold
  DC06-1342 with 12 mineralized intervals totaling 225 meters grading 3.87 g/t gold
  DC06-1371 with 11 mineralized intervals totaling 193 meters grading 5.26 g/t gold
  DC06-1396 with 7 mineralized intervals totaling 124 meters grading 3.43 g/t gold
  DC06-1407 with 3 mineralized intervals totaling 18 meters grading 12.12 g/t gold
  DC06-1412 with 12 mineralized intervals totaling 176 meters grading 3.39 g/t gold
  DC06-1418 with 15 mineralized intervals totaling 219 meters grading 3.24 g/t gold
  DC06-1424 with 7 mineralized intervals totaling 153 meters grading 3.83 g/t gold
  DC06-1429 with 6 mineralized intervals totaling 89 meters grading 4.54 g/t gold
  DC06-1621 with 9 mineralized intervals totaling 129 meters grading 5.06 g/t gold

Acma Area

  DC07-1499 with 11 mineralized intervals totaling 219 meters grading 3.14 g/t gold
  DC07-1515 with 9 mineralized intervals totaling 108 meters grading 4.24 g/t gold
  DC07-1541 with 8 mineralized intervals totaling 172 meters grading 5.06 g/t gold
  DC07-1548 with 6 mineralized intervals totaling 100 meters grading 4.97 g/t gold
  DC07-1550 with 6 mineralized intervals totaling 112 meters grading 7.19 g/t gold
  DC07-1556 with 14 mineralized intervals totaling 299 meters grading 5.26 g/t gold
  DC07-1564 with 18 mineralized intervals totaling 308 meters grading 4.60 g/t gold
  DC07-1575 with 8 mineralized intervals totaling 146 meters grading 4.07 g/t gold
  DC07-1589 with 10 mineralized intervals totaling 138 meters grading 4.06 g/t gold
  DC07-1593 with 8 mineralized intervals totaling 107 meters grading 4.79 g/t gold
  DC07-1595 with 2 mineralized intervals totaling 18 meters grading 11.18 g/t gold
  DC07-1598 with 6 mineralized intervals totaling 115 meters grading 5.93 g/t gold
  DC07-1639 with 11 mineralized intervals totaling 190 meters grading 4.07 g/t gold

Note: Mineralized intervals exceed 3 meters in length above a cutoff grade of 1 g/t. A maximum of 4 meters of continuous dilution is permitted.

The Donlin Creek Project

NovaGold owns a 50% interest in the Donlin Creek deposit in an agreement with Barrick (50%). Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation that would produce over 1 million ounces of gold per year. NovaGold and Barrick are moving forward cooperatively to maximize the value of the Donlin Creek deposit by advancing the project through feasibility and permitting while bringing sustainable economic benefits to the Native Alaskan Corporations and local communities in the region.

Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 drilling program into a final feasibility study. Once the final feasibility study is completed, it is anticipated that the permitting process will be initiated in cooperation with Native Alaskan Corporations, local communities and Alaska State and US Federal regulators. Further exploration on the project will in part focus on resource expansion and fully testing newly identified targets adjacent to the main Acma and Lewis deposits. The 2006 and 2007 drill results will form the basis for an updated resource estimate on the project in 2008.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. The Company owns 50% of the world-class Galore Creek copper-gold-silver project in British Columbia in partnership with Teck Cominco. NovaGold and Barrick each own 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Queen
Vortex
Aurora
Akivik
Lewis
S. Lewis
Acma
East Acma
Drill holes DC06-1144, DC07-1556 and DC07-1564
American Creek
Legend
Au Composites
Au (g/t) x metres
0 to 50
50 to 100
100 to 200
200 to 400
400+
2007 drill hole pending assay results
2006 - 2007 drill hole
Pre-2006 drill hole (grade thickness not shown)
$525 Pit Outline - Barrick Gold Corp.
NovaGold RESOURCES INC.
Donlin Creek Project
Grade Thickness Map
December 2007
0 125 250 500
Meters
N

Donlin Creek
Section 1
Looking NE
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
-400.0
-500.0
-600.0
-700.0
Legend
US$525 Pit Outline
Intrusives
Faults
Trace scheme Au
0.76 to 4 (g/t)
4 to 8 (g/t)
>8 (g/t)
0 50 100 150 200 250 300 350
meters
6879200.0 N
540000.0 E
6879000.0 N
540200.0 E
540400.0 E
6878800.0 N
540600.0 E
540800.0 E
6878600.0 N
541000.0 E
541200.0 E
6878400.0 N
541400.0 E
6878200.0 N
541600.0 E

Donlin Creek
Section 2
Looking NE
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
-400.0
-500.0
-600.0
-700.0
DC07-1574
DC07-1585
DC06-1436
DC06-1433
DC07-1515
DC06-1431
DC07-1516
DC06-1428
DC06-1425
DC06-1435
DC07-1562
DC07-1565
0 50 100 150 200 250 300 350
meters
6879200.0 N
540000.0 E
6879000.0 N
540200.0 E
540400.0 E
6878800.0 N
540600.0 E
540800.0 E
6878600.0 N
541000.0 E
541200.0 E
6878400.0 N
541400.0 E
6878200.0 N
541600.0 E
Legend
US$525 Pit Outline
Intrusives
Faults
Trace scheme Au
0.76 to 4 (g/t)
4 to 8 (g/t)
>8 (g/t)

Donlin Creek
Section 3
Looking NE
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
-400.0
DC06-1380
DC06-1339
DC07-1529
DC06-1277
DC07-1643
DC07-1512
DC06-1281
DC06-1371
DC06-1282
DC06-1251
0 25 50 75 100 125 150 175 200 225
meters
540600.0 E
540800.0 E
6878600.0 N
541000.0 E
541200.0 E
6878400.0 N
541400.0 E
6878200.0 N
541600.0 E
Legend
US$525 Pit Outline
Intrusives
Faults
Trace scheme Au
0.76 to 4 (g/t)
4 to 8 (g/t)
>8 (g/t)

Donlin Creek
Section 4
Looking North
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
-400.0
-500.0
-600.0
-700.0
Legend
US$525 Pit Outline
Intrusives
Faults
Trace scheme Au
0.76 to 4 (g/t)
4 to 8 (g/t)
>8 (g/t)
0
50
100
150
200
250
meters
539600.0 E
539800.0 E
540000.0 E
540200.0 E
540400.0 E
540600.0 E
540800.0 E
DC07-1500
DC07-1534
DC07-1493
DC07-1499
DC07-1579
DC06-1144
DC02-880
DC02-671
DC97-397
DC01-608
DC02-878
DR02-631

Donlin Creek 2006 & 2007 Drill Results

Hole ID	Area	Number of	Interval Length	Average Grade
		Mineralized Intervals	(meters)	(g/t)

DC06–1114	Acma	3	117.10	4.10
DC06–1115	Acma	7	104.16	5.01
DC06–1116	Acma	4	81.85	4.53
DC06–1117	Acma	2	12.00	2.53
DC06–1118	Acma	1	3.00	12.45
DC06–1119	Acma	4	65.55	2.62
DC06–1121	Acma	2	15.00	1.33
DC06–1125	Acma	3	50.00	3.10
DC06–1128	Acma	3	36.84	6.24
DC06–1129	Acma	13	173.54	3.07
DC06–1130	Acma	13	213.74	2.83
DC06–1131	Acma	12	168.62	4.23
DC06–1132	Acma	10	194.24	3.15
DC06–1133	Acma	14	257.12	3.82
DC06–1143	Acma	5	56.90	4.12
DC06–1144	Acma	10	197.61	3.65
DC06–1145	Acma	7	94.23	3.06
DC06–1146	Acma	7	84.52	3.19
DC06–1147	Acma	6	81.47	3.15
DC06–1149	Acma	5	49.85	3.69
DC06–1197	Acma	5	42.50	2.55
DC06–1198	Acma	7	84.92	2.73
DC06–1199	Acma	4	39.87	3.75
DC06–1224	Acma	14	213.14	3.34
DC06–1225	Acma	4	54.55	3.34
DC06–1241	Acma	7	90.07	3.22
DC06–1242	Acma	7	75.09	4.44
DC06–1243	Acma	6	133.00	3.96
DC06–1244	Acma	10	130.07	2.37
DC06–1245	Acma	8	167.82	3.55
DC06–1246	Acma	5	117.00	2.39
DC06–1247	Acma	1	10.00	1.93
DC06–1351	Acma	5	58.80	2.11
DC06–1415	Acma	5	99.07	2.36
DC06–1418	Acma	15	218.73	3.24
DC06–1437	Acma	1	21.33	2.01
DC07–1493	Acma	2	12.58	2.26
DC07–1495	Acma	4	30.06	1.99
DC07–1498	Acma	1	48.00	4.49
DC07–1499	Acma	11	219.16	3.14
DC07–1510	Acma	2	42.98	5.62
DC07–1526	Acma	7	82.49	4.39
DC07–1527	Acma	5	36.78	3.58
DC07–1511	Acma	1	24.00	1.85
DC07–1514	Acma	1	9.30	1.86
DC07–1541	Acma	8	171.52	5.06
DC07–1548	Acma	6	99.95	4.92
DC07–1556	Acma	14	298.55	5.26

DC07–1564	Acma	18	308.31	4.60
DC07–1572	Acma	2	29.21	2.31
DC07–1575	Acma	8	145.57	4.07
DC07–1583	Acma	10	84.61	3.17
DC07–1595	Acma	2	18.00	11.18
DC07–1598	Acma	6	115.42	5.93
DC07–1601	Acma	4	39.86	4.79
DC07–1606	Acma	6	80.85	4.43
DC07–1611	Acma	7	50.76	5.07
DC07–1612	Acma	6	101.58	3.42
DC07–1619	Acma	12	141.77	3.52
DC07–1639	Acma	11	189.73	4.07
DC07–1649	Acma	9	72.40	3.36
DC06–1136	Acma	2	22.00	2.86
DC06–1122	Acma	4	80.11	3.21
DC06–1124	Acma	4	65.71	1.83
DC06–1126	Acma	7	78.86	3.43
DC06–1127	Acma	4	39.07	7.14
DC06–1222	Acma	5	86.70	4.37
DGT06–1158	Acma	2	27.50	7.87
DC07–1496	Acma	8	99.77	3.37
DC07–1646	Acma	4	50.16	5.40
DC06–1236	Acma	5	28.00	6.21
DC06–1237	Acma	2	10.61	13.28
DC06–1238	Acma	4	33.24	3.39
DC06–1239	Acma	6	82.46	3.24
DC06–1240	Acma	2	21.00	2.35
DC06–1289	Acma	1	73.92	2.35
DC06–1290	Acma	1	10.19	5.20

DC06–1120	Lewis	5	68.96	2.46
DC06–1123	Lewis	2	8.88	5.14
DC06–1182	Lewis	6	131.90	4.04
DC06–1183	Lewis	4	24.00	3.67
DC06–1184	Lewis	4	32.00	3.27
DC06–1189	Lewis	9	73.53	4.13
DC06–1190	Lewis	10	76.44	3.01
DC06–1248	Lewis	2	7.45	1.62
DC06–1250	Lewis	6	50.67	5.12
DC06–1251	Lewis	3	42.00	1.71
DC06–1252	Lewis	7	73.49	3.39
DC06–1253	Lewis	8	111.53	1.99
DC06–1254	Lewis	1	6.00	1.05
DC06–1255	Lewis	7	109.40	7.89
DC06–1256	Lewis	1	6.00	3.46
DC06–1257	Lewis	7	41.30	3.09
DC06–1258	Lewis	3	15.73	2.29
DC06–1259	Lewis	7	89.87	4.51
DC06–1260	Lewis	8	132.58	2.83
DC06–1261	Lewis	7	65.91	2.44
DC06–1262	Lewis	1	3.00	5.01
DC06–1263	Lewis	10	72.92	3.19
DC06–1274	Lewis	3	27.97	4.86

DC06–1275	Lewis	2	61.22	3.50
DC06–1277	Lewis	5	42.13	1.78
DC06–1279	Lewis	14	137.40	2.39
DC06–1280	Lewis	9	100.41	3.22
DC06–1281	Lewis	10	130.58	3.24
DC06–1282	Lewis	8	130.07	3.90
DC06–1283	Lewis	13	102.35	4.10
DC06–1284	Lewis	12	101.17	5.07
DC06–1285	Lewis	8	70.28	4.53
DC06–1286	Lewis	8	86.80	3.49
DC06–1287	Lewis	15	124.11	3.66
DC06–1288	Lewis	12	86.35	5.29
DC06–1324	Lewis	6	45.91	4.34
DC06–1328	Lewis	12	104.82	2.68
DC06–1330	Lewis	11	110.25	4.20
DC06–1331	Lewis	7	87.54	1.84
DC06–1332	Lewis	6	45.55	2.43
DC06–1333	Lewis	4	85.11	2.69
DC06–1335	Lewis	11	99.85	2.73
DC06–1337	Lewis	9	75.50	2.97
DC06–1338	Lewis	10	95.50	3.52
DC06–1339	Lewis	7	43.50	2.43
DC06–1340	Lewis	11	119.97	3.11
DC06–1341	Lewis	7	109.28	4.10
DC06–1342	Lewis	12	224.96	3.87
DC06–1343	Lewis	7	107.24	4.01
DC06–1344	Lewis	6	43.33	3.01
DC06–1346	Lewis	11	107.04	3.80
DC06–1347	Lewis	5	71.14	4.00
DC06–1348	Lewis	13	93.99	3.16
DC06–1349	Lewis	11	118.43	3.52
DC06–1361	Lewis	3	22.12	3.62
DC06–1362	Lewis	4	28.50	2.46
DC06–1363	Lewis	6	84.31	4.73
DC06–1364	Lewis	7	76.90	3.28
DC06–1366	Lewis	7	65.04	6.19
DC06–1367	Lewis	11	142.12	3.69
DC06–1368	Lewis	8	147.66	6.99
DC06–1371	Lewis	11	192.54	5.26
DC06–1373	Lewis	5	78.94	2.05
DC06–1374	Lewis	7	93.13	3.46
DC06–1376	Lewis	11	95.58	3.68
DC06–1380	Lewis	6	92.79	3.05
DC06–1388	Lewis	7	81.32	4.86
DC06–1393	Lewis	4	27.51	4.91
DC06–1396	Lewis	7	124.45	3.43
DC06–1397	Lewis	7	41.74	2.21
DC06–1402	Lewis	8	81.63	2.66
DC06–1403	Lewis	3	24.61	1.99
DC06–1405	Lewis	7	76.95	7.59
DC06–1406	Lewis	9	73.00	7.13
DC06–1412	Lewis	12	176.15	3.39
DC06–1413	Lewis	9	74.28	4.03

DC06–1416	Lewis	4	38.48	1.30
DC06–1417	Lewis	5	53.85	2.99
DC06–1419	Lewis	2	19.00	2.54
DC06–1420	Lewis	4	60.53	2.12
DC06–1422	Lewis	3	32.72	3.28
DC06–1427	Lewis	4	37.93	2.48
DC06–1430	Lewis	10	114.04	2.88
DC06–1435	Lewis	10	111.18	3.15
DC06–1438	Lewis	6	89.74	2.55
DC06–1439	Lewis	4	47.83	2.71
DC07–1512	Lewis	10	133.06	2.12
DC07–1528	Lewis	8	121.10	2.75
DC07–1529	Lewis	4	64.31	2.82
DC07–1532	Lewis	5	64.81	3.24
DC07–1533	Lewis	5	42.00	2.90
DC07–1536	Lewis	8	97.33	2.32
DC07–1537	Lewis	7	68.12	2.42
DC07–1513	Lewis	11	74.57	3.46
DC07–1515	Lewis	9	108.15	4.24
DC07–1519	Lewis	3	69.13	1.99
DC07–1538	Lewis	3	30.00	2.69
DC07–1544	Lewis	7	68.82	5.01
DC07–1546	Lewis	2	39.70	2.60
DC07–1549	Lewis	4	45.09	4.01
DC07–1553	Lewis	7	80.44	2.98
DC07–1554	Lewis	2	13.00	2.17
DC07–1555	Lewis	2	13.00	2.65
DC07–1559	Lewis	6	77.04	3.17
DC07–1560	Lewis	9	56.82	2.78
DC07–1562	Lewis	6	41.92	3.36
DC07–1565	Lewis	8	66.66	1.70
DC07–1566	Lewis	6	76.97	4.89
DC07–1567	Lewis	9	72.34	4.19
DC07–1568	Lewis	8	92.11	2.86
DC07–1570	Lewis	4	73.23	2.43
DC07–1573	Lewis	9	87.38	3.71
DC07–1577	Lewis	11	90.67	3.07
DC07–1578	Lewis	11	81.55	1.95
DC07–1580	Lewis	8	75.68	5.06
DC07–1584	Lewis	10	125.56	2.83
DC07–1590	Lewis	9	71.96	3.15
DC07–1591	Lewis	5	61.69	2.75
DC07–1592	Lewis	8	72.70	4.68
DC07–1593	Lewis	8	106.89	4.79
DC07–1599	Lewis	3	15.12	4.69
DC07–1600	Lewis	3	46.44	1.88
DC07–1602	Lewis	8	80.37	4.34
DC07–1604	Lewis	8	44.40	3.96
DC07–1605	Lewis	2	11.91	1.40
DC07–1608	Lewis	5	31.23	6.24
DC07–1609	Lewis	3	50.38	2.25
DC07–1610	Lewis	5	42.01	2.04
DC07–1613	Lewis	7	73.63	4.30

DC07–1614	Lewis	2	13.31	4.11
DC07–1615	Lewis	4	72.50	2.93
DC07–1618	Lewis	8	82.08	4.59
DC07–1621	Lewis	9	128.65	5.06
DC07–1627	Lewis	4	33.00	1.77
DC07–1630	Lewis	7	57.79	3.16
DC07–1631	Lewis	6	50.16	3.00
DC07–1632	Lewis	4	23.64	2.80
DC07–1634	Lewis	7	53.29	4.28
DC07–1635	Lewis	4	62.92	3.15
DC07–1638	Lewis	6	75.04	3.13
DC07–1643	Lewis	7	135.20	2.68
DC07–1645	Lewis	11	78.10	2.72

DC06–1378	S. Lewis	5	43.99	2.90
DC06–1381	S. Lewis	4	27.85	3.32
DC06–1392	S. Lewis	8	60.69	1.86
DC06–1398	S. Lewis	6	33.68	2.18
DC06–1408	S. Lewis	6	42.97	3.80
DC06–1411	S. Lewis	10	107.28	2.99
DC06–1424	S. Lewis	7	153.30	3.83
DC06–1425	S. Lewis	4	53.00	1.88
DC06–1428	S. Lewis	3	25.17	2.43
DC06–1429	S. Lewis	6	89.06	4.54
DC06–1431	S. Lewis	9	84.80	2.06
DC06–1433	S. Lewis	5	57.49	3.73
DC07–1535	S. Lewis	9	120.05	2.85
DC07–1540	S. Lewis	7	90.99	2.76
DC07–1518	S. Lewis	5	54.95	2.26
DC07–1525	S. Lewis	9	90.27	3.76
DC07–1551	S. Lewis	3	26.00	2.06

DC06–1134	Akivik	4	35.00	3.75
DC06–1135	Akivik	2	22.00	1.56
DC06–1227	Akivik	2	23.12	2.97
DC06–1228	Akivik	3	29.82	4.44
DC06–1229	Akivik	2	9.00	2.70
DC06–1230	Akivik	1	18.68	2.47
DC06–1231	Akivik	1	33.78	2.36
DC06–1232	Akivik	3	28.67	2.81
DC06–1233	Akivik	5	65.96	2.57
DC06–1234	Akivik	2	16.50	2.71
DC06–1235	Akivik	3	37.94	7.04
DC06–1350	Akivik	2	34.00	3.85
DC06–1354	Akivik	2	42.57	2.06
DC06–1356	Akivik	3	83.64	3.30
DC06–1358	Akivik	7	72.65	3.78
DC06–1360	Akivik	3	41.53	2.67
DC06–1365	Akivik	4	19.18	3.79
DC06–1369	Akivik	5	35.51	3.68
DC06–1404	Akivik	5	31.08	2.84
DC06–1407	Akivik	3	18.17	12.12
DC06–1410	Akivik	1	12.20	4.83

DC06–1414	Akivik	6	68.18	3.58
DC06–1421	Akivik	1	9.00	3.48
DC06–1426	Akivik	5	40.44	8.12
DC06–1432	Akivik	2	10.76	5.66
DC06–1434	Akivik	1	11.88	3.95
DC07–1516	Akivik	5	39.00	5.86
DC07–1542	Akivik	3	30.34	8.61
DC07–1543	Akivik	2	52.25	2.07
DC07–1545	Akivik	2	32.00	4.16
DC07–1547	Akivik	5	39.44	3.59
DC07–1550	Akivik	6	111.62	7.19
DC07–1552	Akivik	1	4.00	1.91
DC07–1557	Akivik	5	58.08	3.98
DC07–1558	Akivik	2	15.63	8.61
DC07–1563	Akivik	2	17.03	2.20
DC07–1569	Akivik	2	15.60	3.18
DC07–1571	Akivik	1	24.00	1.70
DC07–1574	Akivik	2	14.72	5.74
DC07–1576	Akivik	2	8.50	6.56
DC07–1579	Akivik	2	27.50	2.09
DC07–1581	Akivik	1	17.19	1.47
DC07–1582	Akivik	2	15.52	3.88
DC07–1585	Akivik	3	22.42	7.08
DC07–1586	Akivik	4	23.35	3.40
DC07–1587	Akivik	5	50.62	2.59
DC07–1588	Akivik	2	21.13	3.00
DC07–1589	Akivik	10	138.00	4.06
DC07–1594	Akivik	3	36.25	2.34
DC07–1596	Akivik	3	44.43	4.83
DC07–1597	Akivik	1	16.90	5.15
DC07–1616	Akivik	1	4.00	12.59
DC07–1617	Akivik	4	39.29	3.84
DC07–1620	Akivik	5	52.39	2.06
DC07–1622	Akivik	4	60.00	2.85
DC07–1625	Akivik	3	26.00	3.36
DC07–1628	Akivik	4	71.80	2.84
DC07–1629	Akivik	8	93.88	2.92
DC07–1637	Akivik	5	74.38	4.58
DC07–1650	Akivik	2	28.00	3.59
DC07–1652	Akivik	2	43.65	4.55
DC07–1653	Akivik	5	85.63	3.45
DC06–1352	Akivik	1	9.30	3.53
DC07–1641	Akivik	1	35.00	3.08
DC07–1644	Akivik	2	20.41	3.64
DC07–1648	Akivik	3	47.67	5.25

DC06–1137	Aurora	6	74.80	2.48
DC06–1138	Aurora	9	93.37	2.82
DC06–1139	Aurora	1	21.91	1.98
DC06–1140	Aurora	5	75.19	3.04
DC06–1141	Aurora	13	113.30	3.38
DC06–1142	Aurora	5	71.31	4.32
DC06–1192	Aurora	7	83.45	2.73

DC06–1194	Aurora	7	111.11	3.62
DC06–1196	Aurora	2	16.65	5.58
DC06–1226	Aurora	9	97.14	2.57

DC06–1265	Queen	5	26.78	2.39
DC06–1266	Queen	7	72.44	2.35
DC06–1267	Queen	7	66.83	2.09
DC06–1268	Queen	4	21.79	4.69
DC06–1269	Queen	7	50.10	2.85
DC06–1270	Queen	4	18.67	9.20
DC06–1271	Queen	4	24.00	2.99
DC06–1272	Queen	1	14.00	1.58
DC06–1273	Queen	5	62.51	5.01
DC06–1326	Queen	4	30.70	6.25
DC06–1327	Queen	4	27.79	2.47
DC06–1329	Queen	3	47.92	1.99
DC06–1353	Queen	4	26.27	3.87
DC06–1355	Queen	3	14.00	2.59
DC06–1357	Queen	3	40.00	5.34
DC06–1359	Queen	8	87.54	2.50
DC06–1377	Queen	4	31.64	2.92
DC06–1389	Queen	2	7.90	3.57
DC06–1390	Queen	6	42.03	3.82
DC06–1394	Queen	4	26.70	6.83
DC06–1395	Queen	10	84.61	3.45
DC06–1399	Queen	8	74.70	3.31
DC06–1409	Queen	1	4.00	1.40
DC07–1624	Queen	5	43.12	3.78
DC07–1636	Queen	6	88.80	2.49

DC06–1264	Snow	3	27.30	2.64

DC06–1391	Far East	1	6.00	1.43

DC06–1185	Roch	6	72.06	3.94
DC06–1186	Roch	7	64.61	3.39
DC06–1187	Roch	7	85.84	5.39
DC06–1188	Roch	10	125.01	4.55
DC06–1191	Roch	9	124.34	2.62
DC06–1278	Roch	8	58.62	3.16
DC06–1334	Roch	5	77.91	2.08
DC06–1336	Roch	8	87.72	2.62
DC06–1370	Roch	3	24.88	5.01
DC06–1372	Roch	10	97.85	3.71
DC06–1375	Roch	4	32.00	1.96
DC06–1379	Roch	9	83.31	3.25
DC07–1603	Roch	5	74.01	3.57
DC07–1633	Roch	3	30.31	3.22